07-07-16 13:13 FROM-Centrica Secretariat T-708 P.002/003 F-561

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

082-04578

16 July 2007

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

07025414

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

Derek Woodward
HEAD OF SECRETARIAT

For and on behalf of
Centrica plc

Enc

July 16, 2007

Centrica announces termination of gas supply contract

Centrica plc today announced that it has agreed with Asean LNG Trading Company, a subsidiary of Petronas, to terminate the 15 year liquefied natural gas (LNG) supply agreement between Petronas and Centrica with immediate effect due to certain conditions precedent in the contract not having been satisfied.

Centrica and Petronas continue to seek ways in which the two companies can work closely together in the future.

Notes to Editors

The contract was signed in August 2004 for an average annual volume of 3 billion cubic metres (bcm), with lower volumes in the early years, with expected delivery through the Dragon LNG terminal at Milford Haven.

Enquires:

Centrica Media Relations	+44 (0) 1753 494 085
Centrica Investor Relations	+44 (0) 1753 494 900

10·30 am.
16/vii/07

END